

December 10, 2021

Sean C. Woolverton
Chief Executive Officer and Director
SilverBow Resources, Inc.
920 Memorial City Way, Suite 850
Houston, Texas 77024

> **Re: SilverBow Resources, Inc.**
> **Registration Statement on Form S-3**
> **Filed November 24, 2021**
> **File No. 333-261346**

Dear Mr. Woolverton:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Timothy S. Levenberg, Special Counsel, at 202-551-3707 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Hillary H. Holmes, Esq. of Gibson, Dunn & Crutcher LLP